UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-13580

CUSIP NUMBER 864739107

(Check One):	Form 10-K	Form 20-F	Form 11-K	☒ Form 10-Q	Form N-SAR	Form N-CSR

For Period Ended: March 31, 2011

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full name of registrant:	SUFFOLK BANCORP

Former name if applicable:	N/A

Address of Principal Executive Office (Street and Number)

4 West Second Street

Riverhead, New York 11901

City, State and Zip Code

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Suffolk Bancorp (“Suffolk”) has determined it is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2011 (the “Form 10-Q”) within the prescribed time without unreasonable effort or expense. Following the end of the first quarter in the course of preparing its Form 10-Q, management identified possible deficiencies and/or weaknesses in the company’s internal controls with respect to credit administration and credit risk management, primarily with respect to the timing of the recognition of credit risk, as well as with regard to risk rating, which affected the computation of the allowance for loan losses. Suffolk has retained independent consultants who are reviewing Suffolk’s loan files to assist management in validating or correcting this computation. As a result of this review, Suffolk may determine that the allowance for loan losses should be adjusted in one or more prior periods. In addition, the review could result in Suffolk making the determination that it needs to restate its financial statements for one or more prior periods.

Suffolk intends to file its Form 10-Q as promptly as practicable following the completion of this review.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Douglas Ian Shaw	(631)	208-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change:

The results of operations for the three months ended March 31, 2011 will differ significantly from those results of the prior year, primarily due to an increase in the provision for loan losses. On April 12, 2011, Suffolk reported that the net loss for the three months ended March 31, 2011 is expected to be $12,899,000 compared to net income of $1,532,000 in the prior year period. As a result of the review discussed above, the results of operations for the three months ended March 31, 2011 may change from the amount previously reported.

This form includes statements which look to the future. These remarks are based on current plans and expectations. They are subject, however, to a variety of uncertainties that could cause future results to vary materially from Suffolk’s historical performance, or from current expectations. Factors affecting Suffolk include particularly, but are not limited to: results of regulatory examinations; any failure by us to comply with our written agreement with the OCC or the individual minimum capital ratios for the Bank established by the OCC; potential litigation or regulatory action relating to the matters described above; the results of the review described in Part III above; any need to restate financial statements for prior periods and the consequences thereof; and the potential that net charge-offs are higher than expected or previously reported, or for further increases in our provision for loan losses.

SUFFOLK BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2011.

By:	/s/ Douglas Ian Shaw

Douglas Ian Shaw
Senior Vice President and Corporate Secretary